Exhibit 99.1

CytoMed Therapeutics’ new year update and seeks shareholders’ feedback on proposal to improve shareholder value for their patient capital

Singapore, (January 13, 2026) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or the “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumors, is pleased to update shareholders as we enter a new exciting year in 2026. As mentioned in previous announcements, CytoMed through new subsidiary LongevityBank is also diversifying its product pipeline through the process development of clinical-grade cord blood-derived Natural Killer cells. In so doing, it will enhance access to rare and valuable cord blood as sources for cell-based allogeneic therapies. In addition to CytoMed’s gamma delta T cells, Natural Killer cells also express receptors that recognise stress ligands, allowing them to be cytotoxic tools to combat a wide variety of solid and hematological cancers.  Notably, CytoMed’s efforts in development of Natural Killer cell therapy has recently received support from Enterprise Singapore, a Singapore government agency championing enterprise development.

For this new year 2026, the Company believes it has enough resources to continue funding its activities for at least a year given our low-cost infrastructure in Southeast Asia. Besides the usual capital market routes, CytoMed can look to licencing and asset monetisation from real estate properties which it owns and uses for operation. We are also continuously exploring proposals with sustainable benefits as we explore with long-term strategic partners including synergistic biotechs and hospitals which can strengthen the business and international aspects with less dilution. Notably CytoMed was ranked 4 out of 5 points in terms of investment potential in 2025 December’s Morning Star publication. As a matter of full disclosure, our Chairman Peter Choo intends to increase his shareholding in the Company and will make the relevant announcement as soon as possible.

As announced on December 8, 2025, CytoMed has entered into a Memorandum of Understanding with Universiti Malaya (“UM”) to establish a multi-site, first-in-human Phase I clinical trial to investigate the safety and efficacy of CytoMed’s patented allogeneic unmodified Gamma Delta (γδ) T cells (CTM-GDT) (without genetically modifying the cells to express any receptor) for no-option cancer patients in Malaysia. We target to submit an Investigational New Drug application to the Malaysian authorities before June this year. This initiative complements CytoMed’s ongoing first-in-human Phase I chimeric antigen receptor T (CAR T) cell clinical trial at National University Hospital Singapore, which uses γδ T cells modified to express a CAR (CTM-N2D) targeting various cancer types, including advanced colorectal cancer, lymphoma, multiple myeloma, lung cancer, ovarian cancer, hepatocellular carcinoma. To date, six patients had been treated at two dosage levels in Singapore.

Unmodified gamma delta T cells have been demonstrated in international clinical trials to have potential to kill cancer cells including brain cancers. CytoMed is co-author in a recent September/ October 2025 publication of a preclinical study, in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “off-the-shelf” Immunotherapy Approach”. The study results from this collaborative research with The University of Texas, MD Anderson Cancer Center (MDACC), are suggesting the great potential of CytoMed’s allogeneic γδ T cell therapy (CTM-GDT) for treating acute myeloid leukemia (AML). This collaboration with MDACC is under a previously announced research agreement in May 2023. The research article is now publicly and freely online at Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “Off-the-Shelf” Immunotherapy Approach.

Chairman Peter Choo commented “ Our allogeneic CAR T cells are on clinical trial and many no-option cancer patients with unmet needs or failed conventional cancer treatments have approached us. Healthcare cost in the West is prohibitive and is the main reason why international medical tourism is booming in Southeast Asia where costs are substantially lower than in the West. We believe we can manufacture clinical grade therapeutics in Southeast Asia at low cost”.

In line with above, the Company intends to seek feedback and opinion from shareholders on a novel scheme under which a shareholder can use his shareholding to get access to the Company’s donor-derived allogeneic unmodified gamma delta T cells subject to the doctor’s approval and home country regulations. Shareholders are encouraged to contact the Company for further information and share their ideas.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer